UNITED STATES

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MedAvail Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

58406B103

(CUSIP Number)

Redmile Group, LLC

Jeremy C. Green

One Letterman Drive, Bldg D, Ste D3-300
San Francisco, CA 94129

Attention: Legal Department

(415) 489-9980

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2022

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON

Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
32,556,498 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
32,556,498 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,556,498 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.8% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

(1) The source of funds was working capital of the Redmile Funds (as defined in Item 5(a) below).

(2) The information in Item 5(a) relating to the shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(3) Percent of class calculated based on the sum of: (i) 32,908,922 shares of Common Stock outstanding as of March 24, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities Exchange Commission (the “SEC”) on March 29, 2022 (the “Form 10-K”), plus (ii) 37,647,055 shares of Common Stock issued in a private placement of the Issuer’s Common Stock on April 4, 2022 (the “Private Placement”) pursuant to the terms of the securities purchase agreement, dated as of March 30, 2022, by and among the Issuer and certain investors in the Issuer’s Common Stock (the “Purchase Agreement”), plus (iii) 7,363,747 shares of Common Stock subject to the warrants to purchase shares of Common Stock (the “Warrants”) that are exercisable within 60 days of the date of this filing.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON

Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
32,556,498 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
32,556,498 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,556,498 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.8% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

(1) The source of funds was working capital of the Redmile Funds (as defined in Item 5(a) below).

(2) The information in Item 5(a) relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(3) Percent of class calculated based on the sum of: (i) 32,908,922 shares of Common Stock outstanding as of March 24, 2022, as disclosed in the Issuer’s Form 10-K, plus (ii) 37,647,055 shares of Common Stock issued in the Private Placement pursuant to the terms of the Purchase Agreement, plus (iii) 7,363,747 shares of Common Stock subject to the Warrants issued to the Redmile Funds that are exercisable within 60 days of the date of this filing.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON

Redmile Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
3,807,888 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
3,807,888 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,807,888 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) The information in Item 5(a) relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(2) Percent of class calculated based on the sum of: (i) 32,908,922 shares of Common Stock outstanding as of March 24, 2022, as disclosed in the Issuer’s Form 10-K, plus (ii) 37,647,055 shares of Common Stock issued in the Private Placement pursuant to the terms of the Purchase Agreement, plus (iii) 777,731 shares of Common Stock subject to the Warrants issued to Redmile Capital Fund, L.P. that are exercisable within 60 days of the date of this filing.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON

RedCo II Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
17,188,018 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
17,188,018 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,188,018 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.5% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) The information in Item 5(a) relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Person (as defined in Item 2 below) is incorporated by reference herein.

(2) Percent of class calculated based on the sum of: (i) 32,908,922 shares of Common Stock outstanding as of March 24, 2022, as disclosed in the Issuer’s Form 10-K, plus (ii) 37,647,055 shares of Common Stock issued in the Private Placement pursuant to the terms of the Purchase Agreement, plus (iii) 5,729,339 shares of Common Stock subject to the Warrants issued to RedCo II Master Fund, L.P. in the Private Placement pursuant to the terms of the Purchase Agreement that are exercisable within 60 days of the date of this filing.

This amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the original Schedule 13D filed with the SEC on November 27, 2020, which was previously amended and supplemented by that amendment No. 1 to Schedule 13D filed with the SEC on November 29, 2021 and by that amendment No. 2 to Schedule 13D filed with the SEC on January 14, 2022 (collectively, the “Prior Schedule 13D”), in each case, by Redmile Group, LLC, Jeremy C. Green, Redmile Capital Fund, L.P., Redmile Capital Offshore II Master Fund, Ltd., Redmile Strategic Master Fund, LP, Redmile Private Investments I, L.P., and RedCo I, L.P., relating to the common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) of MedAvail Holdings, Inc., a Delaware corporation (the “Issuer”). Due to the transactions described in this Amendment, (a) RedCo II Master Fund, L.P. became a Reporting Person (as defined in Item 2 below), and (b) each of Redmile Capital Offshore II Master Fund, Ltd., Redmile Strategic Master Fund, LP, Redmile Private Investments I, L.P., and RedCo I, L.P. ceased to be a beneficial owner of more than 5% of the Issuer’s Common Stock.

Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 3, the Prior Schedule 13D is unchanged.

ITEM 2.	Identity and Background.

Item 2 of the Prior Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), Jeremy C. Green, a citizen of the United Kingdom, Redmile Capital Fund, L.P., a Delaware limited partnership, and RedCo II Master Fund, L.P., a Cayman Islands exempted limited partnership (collectively, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.4 to this Schedule 13D for their Joint Filing Agreement.

Redmile Group, LLC

Redmile is a Delaware limited liability company whose principal business is to serve as investment manager/adviser to certain private investment funds and separately managed accounts, including Redmile Capital Fund, L.P. and RedCo II Master Fund, L.P. The business address of Redmile is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Information relating to the managing member of Redmile is set forth below.

Jeremy C. Green

The principal occupation of Jeremy C. Green is managing member of Redmile Group, LLC. The business address of Jeremy C. Green is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Jeremy C. Green is a citizen of the United Kingdom.

Redmile Capital Fund, L.P.

Redmile Capital Fund, L.P. is a Delaware limited partnership whose principal business is to operate as a private investment fund. The business address of Redmile Capital Fund, L.P. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for Redmile Capital Fund, L.P. Information relating to Redmile and the managing member of Redmile is set forth above.

RedCo II Master Fund, L.P.

RedCo II Master Fund, L.P. is a Cayman Islands exempted limited partnership whose principal business is to operate as a private investment fund. The business address of RedCo II Master Fund, L.P. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for RedCo II Master Fund, L.P. Information relating to Redmile and the managing member of Redmile is set forth above.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source of funds was working capital of the entities for which Redmile is the investment manager/adviser listed in items (i) through (ix) of Item 5(a) below.

The Issuer entered into a securities purchase agreement, dated as of March 30, 2022, by and among the Issuer and certain investors in the Issuer’s Common Stock, including certain of the Redmile Funds (the “Purchase Agreement”). Pursuant to the terms of the Purchase Agreement, the Issuer issued and sold to such Redmile Funds in a private placement on April 4, 2022 (the “Private Placement”) an aggregate of 14,117,646 shares of Common Stock (the “PIPE Shares”), at a price per share of $1.0625, for an aggregate purchase price of approximately $15,000,000. The Redmile Funds that purchased the PIPE Shares also were issued warrants to purchase the Issuer’s common stock in an amount equal to 50% of the number of PIPE Shares that such Redmile Funds purchased under the Purchase Agreement. The source of funds was working capital of such Redmile Funds.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 3,030,157 shares of Common Stock and warrants to purchase 777,731 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 863,045 shares of Common Stock and warrants to purchase 210,904 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 1,803,559 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 2,777,488 shares of Common Stock and warrants to purchase 474,319 shares of Common Stock held by Redmile Strategic Master Fund, LP, (v) 1,595,777 shares of Common Stock and warrants to purchase 82,789 shares of Common Stock held by Redmile Private Investments I, L.P., (vi) 1,187,939 shares of Common Stock and warrants to purchase 61,628 shares of Common Stock held by Redmile Private Investments I Affiliates, L.P., (vii) 270,384 shares of Common Stock and a warrant to purchase 27,037 shares of Common Stock held by RAF, L.P., (viii) 2,205,723 shares of Common Stock held by RedCo I, L.P., and (ix) 11,458,679 shares of Common Stock and warrants to purchase 5,729,339 shares of Common Stock held by RedCo II Master Fund, L.P. Redmile is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (ix) (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D:

(i) the percent of class beneficially owned by Redmile and Mr. Green is calculated based on the sum of: (x) 32,908,922 shares of Common Stock outstanding as of March 24, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 29, 2022 (the “Form 10-K”), plus (y) 37,647,055 shares of Common Stock issued in the Private Placement pursuant to the terms of the Purchase Agreement, plus (z) 7,363,747 shares of Common Stock subject to the Warrants issued to the Redmile Funds that are exercisable within 60 days of the date of this filing;

(ii) the percent of class beneficially owned by Redmile Capital Fund, L.P. is calculated based on the sum of: (x) 32,908,922 shares of Common Stock outstanding as of March 24, 2022, as disclosed in the Issuer’s Form 10-K, plus (y) 37,647,055 shares of Common Stock issued in the Private Placement pursuant to the terms of the Purchase Agreement, plus (z) 777,731 shares of Common Stock subject to the Warrants issued to Redmile Capital Fund, L.P. that are exercisable within 60 days of the date of this filing;

(iii) the percent of class beneficially owned by RedCo II Master Fund, L.P. is calculated based on the sum of: (x) 32,908,922 shares of Common Stock outstanding as of March 24, 2022, as disclosed in the Issuer’s Form 10-K, plus (y) 37,647,055 shares of Common Stock issued in the Private Placement pursuant to the terms of the Purchase Agreement, plus (z) 5,729,339 shares of Common Stock subject to the Warrants issued to RedCo II Master Fund, L.P. in the Private Placement pursuant to the terms of the Purchase Agreement that are exercisable within 60 days of the date of this filing.

(b)        Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 32,556,498

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 32,556,498

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 32,556,498

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 32,556,498

Redmile Capital Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 3,807,888

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 3,807,888

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 17,188,018

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 17,188,018

(c) The information in Item 3 above relating to the transactions effected by the Reporting Persons in the Issuer’s Common Stock is incorporated herein by reference. No other transactions have been effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The paragraphs under the heading “Securities Purchase Agreement”, “Warrants to Purchase Shares of Common Stock” and “Registration Rights Agreement” are hereby added after the last paragraph in Item 6 of the Prior Schedule 13D:

Securities Purchase Agreement

Pursuant to the Purchase Agreement, the Issuer agreed to issue and sell to certain of the Redmile Funds, among other investors, in a private placement up to an aggregate 23,529,411 shares of Common Stock, and to issue warrants to purchase up to an aggregate 11,764,702 shares of Common Stock. The Common Stock will be sold to the Redmile Funds in two closings at a price per share of $1.0625 for aggregate gross proceeds of approximately $25 million following the consummation of both closings under the Purchase Agreement. The first closing of the Private Placement occurred on April 4, 2022, following the satisfaction of certain closing conditions. The second closing of the Private Placement is set to occur on July 1, 2022 or promptly thereafter, subject to the amendment of the Issuer’s certificate of incorporation to increase the authorized number of shares of Common Stock.

The foregoing summary of the Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

Warrants to Purchase Shares of Common Stock

Each Redmile Fund purchasing Common Stock in the Private Placement also were issued a Warrant to purchase that number of shares of Common Stock equal to 50% of the number of Shares purchased in each closing under the Purchase Agreement by such investor. The Warrants will have a per share exercise price of $1.25 and will be exercisable by the holder at any time on or after the issuance date of the Warrant for a period of five years. In addition, the Warrant terms provide the Issuer with a call option to force the Warrant holders to exercise up to two-thirds of the warrant shares subject to each Warrant, with one-third of the warrant shares being callable beginning on each of the 12 month and 24 month anniversaries of the Warrant issuance dates, in each case until the expiration of the Warrants, and subject to the satisfaction of certain pricing conditions relating to the trading of the Issuer’s shares.

The foregoing summary of the Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Warrant, which is filed as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

In connection with the Private Placement, the Issuer will grant registration rights to the investors, including the Redmile Funds, under a Registration Rights Agreement dated as of March 30, 2022 (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer will prepare and file with the SEC, within 60 days of any closing under the Purchase Agreement, a registration statement to register for resale the shares of Common Stock sold in the Private Placement at such closing and the shares of Common Stock issued or issuable upon exercise of the Warrants that are sold in the Private Placement at such closing.

The foregoing summary of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 99.7 to this Schedule 13D and is incorporated herein by reference. Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

The exhibit list in Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding Exhibit 99.4 to Exhibit 99.7, and the remainder of Item 7 of the Prior Schedule 13D is unchanged and the exhibits listed therein have been previously filed.

Exhibit Number	Description
Exhibit 99.4	Joint Filing Agreement, dated as of April 6, 2022, by and among Redmile Group, LLC, Jeremy C. Green, Redmile Capital Fund, L.P., and RedCo II Master Fund, L.P.
Exhibit 99.5	Securities Purchase Agreement, dated as of March 30, 2022, by and among the Issuer and certain investors in the Issuer’s Common Stock (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 4, 2022).
Exhibit 99.6	Registration Rights Agreement, dated as of March 30, 2022, by and among the Issuer and certain investors in the Issuer’s Common Stock (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 4, 2022).
Exhibit 99.7	Form of Warrant (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on April 4, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2022	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: April 6, 2022	/s/ Jeremy C. Green
JEREMY C. Green

Dated: April 6, 2022	redmile Capital Fund, l.p.
by: redmile group, llc, its Investment Manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: April 6, 2022	ReDCO II master fund, L.P.
By: REDCO II (GP), LLC, its GENERAL PARTNER

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

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